Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated June 30, 2009 and

the Prospectus dated June 30, 2009)

Filed Pursuant to Rule 433

Registration No. 333-160325

June 30, 2009

CYTEC INDUSTRIES INC.

Final Term Sheet for 8.95% Senior Notes due 2017

Issuer:	Cytec Industries Inc.

Securities Title:	8.95% Senior Notes due 2017

Principal Amount:	$250,000,000

Trade Date:	June 30, 2009

Settlement Date:	T + 3, July 6, 2009

Maturity Date:	July 1, 2017

Interest Payment Dates:	January 1 and July 1, commencing on January 1, 2010

Coupon (Interest Rate):	8.95% per annum

Yield to Maturity:	9.00%

Benchmark Treasury:	UST 3.125% due May 15, 2019

Benchmark Treasury Price:	96-30

Benchmark Treasury Yield:	3.494%

Spread to Benchmark Treasury:	Plus 550.6 basis points

Price to Public:	99.722%

Proceeds, before expenses, to Issuer:	$247,680,000

Make-Whole Call:	Treasury rate plus 50 basis points

CUSIP:	232820 AH3

ISIN:	US232820AH32

Anticipated Ratings:*	Baa3 (stable outlook) by Moody’s Investors Service, Inc., BBB- (stable outlook) by Standard & Poor’s Ratings Services

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if the debt rating assigned to the notes is downgraded (or subsequently upgraded), as described under “Description of Notes — Interest Rate Adjustment” in the Preliminary Prospectus Supplement.

Joint Book-running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc. Wachovia Capital Markets, LLC

Senior Co-Managers:	Calyon Securities (USA) Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Daiwa Securities America Inc. Fortis Securities LLC HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526, RBS Securities Inc. toll free at 1-866-884-2071 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.

2